Exhibit 99.1








                     ARACRUZ CELULOSE S.A.

                     CONSOLIDATED FINANCIAL
                     INFORMATION AS OF SEPTEMBER 30,
                     2004 AND 2003 AND
                     REPORT OF INDEPENDENT REGISTERED
                     PUBLIC ACCOUNTING FIRM

Exhibit 99.1


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Directors and Stockholders
Aracruz Celulose S.A.


1. We have reviewed the accompanying consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries ("the Company") as of September 30, 2004 and the related consolidated statements of income for the three-month and nine-month periods ended September 30, 2004 and 2003, and of changes in stockholders' equity and cash flows for the nine-month periods ended September 30, 2004 and 2003, all expressed in United States dollars. These interim financial statements are the responsibility of the Company's management.

2. We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on our review, we are not aware of any material modifications that should be made to such interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

4. Other accountants have reported on the accompanying financial information as of December 31, 2003, and for the three-month and nine-month periods ended September 30, 2003, and in their reports dated January 12, 2004 and October 7, 2003 respectively, they stated that the balance sheet as of December 31, 2003 is fairly stated, in all material respects, and that they were not aware of any material modification that should be made to the interim financial statements for the three-month and nine-month periods ended September 30, 2003 in order for them to be in conformity with accounting principles generally accepted in the United States of America. Their above-mentioned report for the period ended December 31, 2003 contained an explanatory paragraph with an emphasis of a matter regarding the utilization of a fiscal benefit granted by the Northeast Development Agency (Agencia de Desenvolvimento do Nordeste "ADENE"), consisting of reduced income taxes rates.




Vitoria, Brazil, October 7, 2004

ARACRUZ CELULOSE S.A.

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES)
--------------------------------------------------------------------------------

                                             SEPTEMBER 30,   DECEMBER 31,
ASSETS                                             2004           2003
                                             -------------   ------------
                                               (UNAUDITED)
CURRENT ASSETS
    Cash and cash equivalents                       63,529         66,284
    Time deposits                                  366,278        285,991
    Accounts receivable
       Related parties                                              3,174
Other                                              186,155        219,874
    Inventories, net                               146,671        131,486
    Deferred income tax, net                        15,945         13,181
    Recoverable income and other taxes              23,821         20,464
    Other current assets                             5,554          2,280
                                             -------------   ------------
                                                   807,953        742,734
                                             -------------   ------------

PROPERTY, PLANT AND EQUIPMENT, NET               2,187,771      2,270,369

INVESTMENT IN AFFILIATED COMPANY                   257,823        174,257
GOODWILL                                           207,050        208,061

OTHER ASSETS
    Advances to suppliers                           46,106         38,197
    Deposits for tax assessments                    15,886         14,319
Recoverable income and other taxes                   7,180          1,548
    Other                                            4,962          4,948
                                             -------------   ------------
                                                    74,134         59,012
                                             -------------   ------------

TOTAL ASSETS                                     3,534,731      3,454,433
                                             =============   ============

ARACRUZ CELULOSE S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES (CONTINUED)
--------------------------------------------------------------------------------

                                                                                       SEPTEMBER 30,         DECEMBER 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                                                            2004                 2003
                                                                                  --------------------  -------------------
                                                                                         (UNAUDITED)
CURRENT LIABILITIES
    Suppliers                                                                                 51,835               79,673
    Payroll and related charges                                                               14,434               16,245
    Income and other taxes                                                                    34,530               24,120
    Current portion of long-term debt
    Related party                                                                             48,017               55,190
    Other                                                                                    133,267              212,472
    Short-term debt - export financing and other                                               3,498              118,306
    Accrued finance charges                                                                    8,944                6,120
    Other accruals                                                                             9,516                1,553
                                                                                  --------------------  -------------------
                                                                                             304,041              513,679
                                                                                  --------------------  -------------------
LONG-TERM LIABILITIES
Suppliers                                                                                     13,733               15,222
    Long-term debt
    Related party                                                                            178,368              208,076
    Other                                                                                  1,020,483              771,359
Deferred income tax, net                                                                      38,903               26,467
    Tax assessments and litigation contingencies (Note 11)                                   114,758               94,500
    Other                                                                                     20,633               23,877
                                                                                  --------------------  -------------------
                                                                                           1,386,878            1,139,501
                                                                                  --------------------  -------------------
MINORITY INTEREST                                                                                312                  292
                                                                                  --------------------  -------------------
STOCKHOLDERS' EQUITY
    Share capital - no-par-value shares authorized and issued
Preferred stock
Class A - 2004 - 38,024,008 shares; 2003 - 38,137,170 shares                                  31,106               31,199
Class B - 2004 - 539,139,413 shares; 2003 - 539,026,251 shares                               583,390              583,297
Common stock - 455,390,699 shares                                                            297,265              297,265
Treasury stock
Class B preferred stock - 1,378,000 shares and
Common stock  - 483,114 shares                                                                (2,288)              (2,288)
                                                                                  --------------------  -------------------

    Total share capital                                                                      909,473              909,473

Appropriated retained earnings                                                               348,121              334,246
Unappropriated retained earnings                                                             585,906              557,242
                                                                                  --------------------  -------------------
                                                                                           1,843,500            1,800,961
                                                                                  --------------------  -------------------

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY                                                  3,534,731            3,454,433
                                                                                  ====================  ===================


The accompanying notes are an integral part of these financial statements


ARACRUZ CELULOSE S.A.

STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES)
(UNAUDITED)
---------------------------------------------------------------------------------------------------------------------------

                                                                  THREE-MONTH PERIOD                 NINE-MONTH PERIOD
                                                                  ENDED SEPTEMBER 30,               ENDED SEPTEMBER 30,
                                                            ------------------------------   ------------------------------
                                                                  2004           2003             2004            2003
                                                            --------------  --------------   --------------  --------------
OPERATING REVENUES
    Sales of eucalyptus pulp
       Domestic                                                    19,819          14,423          47,608           23,364
       Export                                                     323,355         296,150         908,172          742,436
                                                            --------------  --------------   --------------  --------------
                                                                  343,174         310,573         955,780          765,800
    Sales taxes and other deductions                               44,376          24,414         110,531           63,413
                                                            --------------  --------------   --------------  --------------
Net operating revenues                                            298,798         286,159         845,249          702,387
                                                            --------------  --------------   --------------  --------------
OPERATING COSTS AND EXPENSES
    Cost of sales                                                 178,930         172,889         504,390          404,966
    Selling                                                        14,120          10,704          38,544           26,619
    Administrative                                                  7,482           6,917          23,113           15,439
    Other, net                                                      6,889           8,032          17,067           21,514
                                                            --------------  --------------   --------------  --------------
                                                                  207,421         198,542         583,114          468,538
                                                            --------------  --------------   --------------  --------------

OPERATING INCOME                                                   91,377          87,617         262,135          233,849
                                                            --------------  --------------   --------------  --------------

NON-OPERATING (INCOME) EXPENSES
    Equity in results of affiliated company                         6,511              27           6,434            7,030
    Financial income                                              (17,397)        (14,722)        (35,075)         (33,656)
    Financial expenses                                             31,537          23,951          88,880           75,641
    Gain on currency remeasurement, net                              (179)         (1,136)         (8,659)         (41,771)
    Other, net                                                        (25)            (65)            (35)             (80)
                                                            --------------  --------------   --------------  --------------
                                                                   20,447           8,055          51,545            7,164
                                                            --------------  --------------   --------------  --------------
INCOME BEFORE INCOME TAXES                                         70,930          79,562         210,590          226,685

INCOME TAX EXPENSE
    Current                                                        30,597          13,231          35,658           93,850
    Deferred                                                       10,555           7,027           9,673           12,815
                                                            --------------  --------------   --------------  --------------
                                                                   41,152          20,258          45,331          106,665
                                                            --------------  --------------   --------------  --------------
NET INCOME                                                         29,778          59,304         165,259          120,020
                                                            ==============  ==============   ==============  ==============


The accompanying notes are an integral part of these financial statements


ARACRUZ CELULOSE S.A.

STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES)
(UNAUDITED)
---------------------------------------------------------------------------------------------------------------------------

                                                                  THREE-MONTH PERIOD                 NINE-MONTH PERIOD
                                                                  ENDED SEPTEMBER 30,               ENDED SEPTEMBER 30,
                                                            ------------------------------   ------------------------------
                                                                  2004           2003             2004            2003
                                                            --------------  --------------   --------------  --------------

BASIC AND DILUTED EARNINGS PER SHARE
    Class A preferred stock                                        0.030            0.060           0.167            0.121
    Class B preferred stock                                        0.030            0.060           0.167            0.121
    Common stock                                                   0.027            0.055           0.152            0.110

WEIGHTED-AVERAGE NUMBER OF SHARES
    outstanding (thousands)
    Class A preferred stock                                       38,024           38,688          38,086           40,106
    Class B preferred stock                                      537,761          537,097         537,699          535,682
    Common stock                                                 454,908          454,908         454,908          454,908


The accompanying notes are an integral part of these financial statements


ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------------------------------------

                                                                                                    NINE-MONTH PERIOD
                                                                                                  ENDED SEPTEMBER 30,
                                                                                     ----------------------------------

                                                                                              2004               2003
                                                                                     ---------------    ---------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                 165,259            120,020
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and depletion                                                                 155,830            141,651
Equity results of affiliated company                                                         6,434              7,030
Deferred income tax                                                                          9,673             12,815
Gain on currency remeasurement                                                              (8,659)           (41,771)
Loss on sale of equipment                                                                      223                275
Decrease (increase) in operating assets
Accounts receivable, net                                                                    31,550              8,352
Inventories, net                                                                           (15,185)           (35,629)
Interest on time deposits                                                                  (65,737)            (8,852)
Recoverable income taxes                                                                    (7,958)            59,099
Other                                                                                       (4,597)            (3,850)
Increase (decrease) in operating liabilities
Suppliers                                                                                  (38,551)           (39,157)
Payroll and related charges                                                                 (2,019)             4,344
Tax assessment and litigation contingencies                                                 21,090             11,284
Accrued finance charges                                                                      2,789             (1,926)
Other                                                                                       12,071             24.968
                                                                                     ---------------    ---------------

Net cash provided by operating activities                                                  262,213            258,653
                                                                                     ---------------    ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
Time deposits                                                                              (11,153)            65,867
Proceeds from sale of equipment                                                                594                461
Investments in affiliate                                                                   (89,000)          (623,366)
Additions to property, plant and equipment                                                 (69,801)           (96,984)
                                                                                     ---------------    ---------------

Net cash used in investing activities                                                     (169,360)          (654,022)
                                                                                     ---------------    ---------------

The accompanying notes are an integral part of these financial statements


ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)
-------------------------------------------------------------------------------------------------------------

                                                                                              NINE-MONTH PERIOD
                                                                                              ENDED SEPTEMBER 30,
                                                                                     ----------------------------------

                                                                                            2004              2003
                                                                                     ---------------    ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net                                                                      (111,235)           244,045
Long-term debt
Issuances
Other                                                                                      307,488            460,000
Repayments
Related parties                                                                            (42,331)           (34,117)
Other                                                                                     (136,977)          (130,660)
Treasury stock acquired                                                                                            (3)
Dividends paid                                                                            (115,892)          (109,310)
                                                                                     ---------------    ---------------

Net cash provided by (used in) financing activities                                        (98,947)           429,955
                                                                                     ---------------    ---------------

Effect of exchange rate changes on cash and cash equivalents                                 3,339             (1,115)
                                                                                     ---------------    ---------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                            (2,755)            33,471

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD                                          66,284             25,474
                                                                                     ---------------    ---------------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD                                                63,529             58,945
                                                                                     ===============    ===============


The accompanying notes are an integral part of these financial statements


ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES)
(UNAUDITED)
-------------------------------------------------------------------------------------------------------------

                                                                                              NINE-MONTH PERIOD
                                                                                           ENDED SEPTEMBER 30, 2004
                                                                                 ----------------------------------------

                                                                                       SHARES                   US$
                                                                                 -------------------    -----------------

SHARE CAPITAL
    Preferred stock - Class A
       Balance, January 1                                                               38,137,170               31,199
       Conversion to Class B stock                                                        (113,162)                 (93)
                                                                                 -------------------    -----------------
    Balance, September 30                                                               38,024,008               31,106
                                                                                 -------------------    -----------------
    Preferred stock  - Class B
       Balance, January 1                                                              539,026,251              583,297
       Conversion from Class A stock                                                       113,162                   93
                                                                                 -------------------    -----------------
       Balance, September 30                                                           539,139,413              583,390
                                                                                 -------------------    -----------------
    Common stock
       Balance, January 1 and September 30                                             455,390,699              297,265
                                                                                 -------------------    -----------------
    Treasury stock
       Balance, September 30                                                            (1,861,114)              (2,288)
                                                                                 -------------------    -----------------
    Balance carried forward                                                          1,030,693,006              909,473
                                                                                 -------------------    -----------------


The accompanying notes are an integral part of these financial statements


ARACRUZ CELULOSE S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES AND PER-SHARE AMOUNTS)
(UNAUDITED)                                                                                                   (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------


                                                                                                     NINE-MONTH PERIOD
                                                                                              ENDED SEPTEMBER 30, 2004
                                                                            --------------------------------------------
                                                                                        SHARES                     US$
                                                                            --------------------      ------------------

BALANCE BROUGHT FORWARD                                                          1,030,693,006                 909,473
                                                                            --------------------      ------------------

APPROPRIATED RETAINED EARNINGS
    Investments reserve
       Balance, January 1                                                                                      240,509
       Transfer to unappropriated retained earnings                                                              2,574
                                                                                                      ------------------
       Balance, September 30                                                                                   243,083
                                                                                                      ------------------
    Fiscal-incentive reserve
       Balance, January 1                                                                                       34,934
       Transfer from unappropriated retained earnings                                                           10,671
                                                                                                      ------------------
       Balance, September 30                                                                                    45,605
                                                                                                      ------------------
    Legal reserve
       Balance, January 1                                                                                       58,803
       Transfer from unappropriated retained earnings                                                              630
                                                                                                      ------------------
       Balance, September 30                                                                                    59,433
                                                                                                      ------------------
    Total balance, September 30                                                                                348,121
                                                                                                      ------------------

UNAPPROPRIATED RETAINED EARNINGS
    Balance, January 1                                                                                         557,242
    Net income                                                                                                 165,259
    Dividends distribution                                                                                    (122,720)
    Transfer to appropriated retained earnings                                                                 (13,875)
                                                                                                      ------------------

    Balance, September 30                                                                                      585,906
                                                                                                      ------------------

TOTAL STOCKHOLDERS' EQUITY                                                       1,030,693,006               1,843,500
                                                                            ====================      ==================



The accompanying notes are an integral part of these financial statements

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED (UNAUDITED)
--------------------------------------------------------------------------------


1    FINANCIAL INFORMATION PRESENTATION

a) The unaudited consolidated financial statements of Aracruz Celulose S.A. (the "Company") for the three-month and nine-month periods ended September 30, 2004 and 2003 are based upon accounting policies and methods consistent with those used and described in the Company's annual report. In the opinion of management, the said financial statements include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the first nine months of the year may not necessarily be indicative of the results to be expected for the entire year.

     The consolidated interim financial statements do not include all the disclosures required by US GAAP and therefore should be read in conjunction with the most recent annual financial statements.

     The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

b) The Board of Directors and management consider the US dollar as the Company's functional currency as this is the currency in which it principally operates as well as being the Company's primary unit of economic measure. Accordingly, the US dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52 - "Foreign Currency Translation". Gains and losses resulting from the remeasurement of the financial information, as well as those resulting from foreign currency transactions have been recorded in the statement of income for all periods presented.


2    INCOME TAXES

     Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for both 2004 and 2003.


ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED
(UNAUDITED)
---------------------------------------------------------------------------------------------------------------------

The amounts reported as income taxes expense in the consolidated statements of income are reconciled to the statutory rates as follows:

                                                                THREE-MONTH PERIOD             NINE-MONTH PERIOD
                                                                ENDED SEPTEMBER 30,            ENDED SEPTEMBER 30,
                                                                2004           2003            2004            2003
                                                           ------------  -------------     ------------  --------------
Income before income taxes                                      70,930         79,562          210,590         226,685
                                                           ------------  -------------     ------------  --------------
Federal income tax and social contribution
    expense at statutory enacted rates                          24,116         27,051           71,601          77,073
Adjustments to derive effective tax rate:
Effects of differences in remeasurement from
Reais to US dollars, using historical
exchange rates and indexing for tax
purposes:
Translation effect for the period                               35,999        (10,699)           8,905          25,556
Depreciation of difference in asset base                         4,595          8,015           17,515          18,920
Fiscal incentive - income tax  (a)                              (9,690)        (2,559)         (10,671)        (25,740)
Results in subsidiaries with different tax rates               (13,260)        (5,023)         (42,705)         13,865
Reversal of income tax and social contribution                                                                  (9,106)
related to " Plano Verao" (Note 11)
Others                                                            (608)         3,473               686          6,097
                                                           ------------  -------------     ------------  --------------

Income tax expense per consolidated
    statements of income                                        41,152         20,258            45,331        106,665
                                                           ============  =============     ============  ==============


(a) The Company is located within the geographic area of ADENE (Agency for the Development of the Northeast). Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax. In October 2002, the Company signed the respective agreement with ADENE, which was formally approved by Internal Revenue Service on December 13, 2002, awarding the Company the right to reduced income tax rates on its operating profits, as follows:


(i) Profits corresponding to the volumes of Plant C, limited to 780 thousand tons/year, for 10 years: 75% reduction of the statutory tax rate, as from 2003 through 2012;

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED (UNAUDITED)
--------------------------------------------------------------------------------

(ii) Profits corresponding to the volumes of Plants A and B, limited to 1,300 thousand tons/year, for 10 years: 37.5% reduction of the statutory rate through 2003, 25% reduction from 2004 through 2008 and 12.5% reduction from 2009 through 2013.


On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company had been entitled. Such decision resulted from reconsideration of the Company's rights to the incentive by the legal department of the Regional Integration Ministry. This department concluded that the Company's location is outside the geographical area covered by the fiscal incentive and that, therefore, the Company would no longer be entitled to such fiscal incentive. Later, ADENE nullified this notification, agreeing with the arguments of the Company.

From June 30, 2004 through September 30, 2004, the following legal instruments and acts occurred in respect of the ADENE incentives:

- ADENE notification no 83/04 of July 8, 2004 : granting Aracruz 10 days to present comments on the administrative process;

- ADENE notification no 733/04 as of September 6, 2004: annulling the basis for the fiscal incentives;

- Appeal by the Company on September 17, 2004 against ADENE notification no 733/04: administrative appeal against the annulation of the basis for the fiscal incentives;

- ADENE notification confirming that the basis for the fiscal incentives is still in force.

Company's management, based on the advice of external legal counsel, believes that ADENE's decision does not invalidate the benefits recorded through September 30, 2004 as they were duly recognized on the basis of the acts which were valid and in force at the time they were recognized (R$ 130,660 on September 30, 2004, credited to "Capital reserve" account). Thus, at September 30, 2004 and December 31, 2003, no provisions for loss were booked for the amounts of the benefits recognized though those dates.

The Company, supported by legal instruments, will seek to maintain its full entitlement to these fiscal benefits.


ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED
(UNAUDITED)
----------------------------------------------------------------------------------------------------------

The major components of the deferred tax accounts in the balance sheet are as follows:


                                                                   SEPTEMBER 30,             DECEMBER 31,
                                                                            2004                     2003
                                                              -------------------    ---------------------
                                                                     (UNAUDITED)
Assets (liabilities)
Deductible temporary differences                                          30,526                   26,582
Other capitalized investments                                            (69,429)                 (53,049)
     Non-realized profits on intercompany                                 15,945                   13,181
transactions
                                                              -------------------    ---------------------
                                                                         (22,958)                 (13,286)
     Current assets                                                       15,945                   13,181
                                                              -------------------    ---------------------
     Long-term assets (liabilities)                                      (38,903)                 (26,467)
                                                              ===================    =====================


At September 30, 2004, the Company had recoverable taxes in the total amount of US$ 3,233 relating mainly to the withholding income tax on financial income, which can be offset against future income tax payable.




3    ACCOUNTS RECEIVABLE

                                                                     SEPTEMBER 30,           DECEMBER 31,
                                                                              2004                   2003
                                                              ---------------------    -------------------
                                                                       (UNAUDITED)
Customers - pulp sales
     Domestic                                                               10,296                  7,383
Export                                                                     160,450                196,911
Advances to suppliers                                                        2,188                  4,258
Other                                                                       16,988                 18,007
                                                              ---------------------    -------------------
                                                                           189,922                226,559
Allowance for doubtful accounts                                             (3,767)                (3,511)
                                                              ---------------------    -------------------
Total accounts receivable, net                                             186,155                223,048
                                                              =====================    ===================


ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED
(UNAUDITED)
----------------------------------------------------------------------------------------------------------

4    INVENTORIES

                                                                   SEPTEMBER 30,             DECEMBER 31,
                                                                            2004                     2003
                                                              -------------------    ---------------------
                                                                     (UNAUDITED)

Finished products                                                         84,555                   67,903
Work in process                                                            1,242                    1,380
Timber                                                                     4,646                    4,840
Raw materials                                                             20,713                   24,893
Spare parts and maintenance supplies                                      36,989                   34,579
Provision for losses                                                      (1,474)                  (2,109)
                                                              -------------------    ---------------------

Total inventories                                                        146,671                  131,486
                                                              ===================    =====================

5    LOANS AND FINANCING


a) Short-term

At September 30, 2004, the Company's short-term borrowings, incurred for working capital purposes, are substantially denominated in Brazilian Reais. Average annual interest rates are 8.75%.



b) Long-term


                                                                     SEPTEMBER 30,            DECEMBER 31,
                                                                              2004                    2003
                                                              ---------------------    --------------------
                                                                       (UNAUDITED)

  Denominated in Brazilian reais                                           186,303                 210,955
  Denominated in foreign currency, principally
  United States dollars                                                  1,193,832               1,036,142
                                                              ---------------------    --------------------
Total                                                                    1,380,135               1,247,097

  Less current maturities                                                  181,284                 267,662
                                                              ---------------------    --------------------
  Long-term debt                                                         1,198,851                 979,435
                                                              =====================    ====================

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED (UNAUDITED)
-------------------------------------------------------------------------------

The long-term portion at September 30, 2004 falls due in the following years

2005                                                            43,348
2006                                                           283,224
2007                                                           331,540
2008                                                           228,193
2009 and 2011                                                  312,546
                                                        ---------------
Total                                                        1,198,851
                                                        ===============

a)     Export Receivables

       As of September 30, 2004, the Company had an outstanding balance of bank financing export receivables in the amount of US$ 345 million, with annual interest rates ranging from 1.67% to 4.98%, to be repaid from December 2004 through March 2008.

b)     Loan from Related Party - BNDES

       As of September 30, 2004, the Company had an outstanding balance of BNDES loans in the amount of R$ 647 million (equivalent to US$ 226 million), denominated in Brazilian Reais and basket of foreign currencies, with annual interest rates ranging from 7.8% to 10.23%, to be repaid from 2004 through 2009.

c)     Debt of Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

       In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$175 million under the same securitization program. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, additionally to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A and Aracruz Trading Hungary Ltd.


ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED
(UNAUDITED)
-------------------------------------------------------------------------------------------------------------

The table below summarizes the terms of the three tranches under the securitization programs:

                                                                                   OUTSTANDING BALANCE
                                                                                    (PRINCIPAL AMOUNTS)
                                                                             --------------------------------
                         ORIGINAL LINE        ANNUAL                              SEPTEMBER         DECEMBER
                             OF CREDIT       CHARGES              DUE DATE             2004             2003
                        ---------------  ------------  --------------------  ---------------  ---------------

Tranche

February 2002                  250,000      5.984%               March 2009         221,010          250,000
August 2003                    400,000      7.048%           September 2011         400,000          400,000
May 2004                       175,000      6.361%                 May 2012         175,000
                        ---------------                                      ---------------  ---------------
                               825,000                                              796,010          650,000
                        ---------------                                      ---------------  ---------------

6    COMMITMENTS AND CONTINGENCIES

The accounting books as well as operations of the Company are subject to the examination of tax authorities and eventual notifications for additional payments of certain taxes according to tax legislation.

The Company is party to many labors, civil and tax law suits in the normal course of business. Based on the opinion of its external legal counsels and on the controls maintained over these contingencies, the Company understands that contingent liabilities provision are adequately estimated and accounted.

a)     Labor and Social Securities

       As of September 30, 2004, the Company had labor contingent liabilities in the amount of US$ 11,213, considered enough to cover future possible losses.

       In March 1997, the Company received notifications from Social Security inspectors considering that the amounts of contributions paid was understated. The Company appealed against this decision as it believes it is incorrect and based on its legal counsel's opinion did not account for any contingent liability.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED (UNAUDITED)
--------------------------------------------------------------------------------


b)   PIS and COFINS

     The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. As of September 30, 2004, the provision for contingencies included US$ 46.7 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that resulted from the significant devaluation in early 1999.

     After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz's case, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003, in a total amount of US$ 20,293. The remaining balance of US$ 20,263 is recorded in other current and long-term liabilities.

c)   "Plano Verao"

     In March 2003, the Company obtained a favorable final court ruling regarding the determination of its income tax and social contribution liabilities ("Plano Verao") and, consequently, reversed this provision, which includes interest and monetary variation, against income tax expense and financial expense in the amounts of US$ 9,106 and US$ 6,832, respectively.

d)   Environmental Regulations

     The Company's forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company's management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

e)   ICMS Credit

     In 2002, the Company took action in court against the government of the State of Espirito Santo to confirm the legal right to use its accumulated ICMS credits arising from fixed assets, raw material and other goods acquired for utilization in the process of pulp production. As of September 30, 2004, the balance recorded as an asset was US$ 114 million, of which the amount of US$ 111 million had a provision for loss.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED (UNAUDITED)
--------------------------------------------------------------------------------


f)   Social Contribution of profits generated by export sales

     On September 10, 2003, the Company obtained a Court Order that gave it the right not to pay Social Contribution on profits generated by export sales beginning in January 2002 as well as the right to recognize the amounts of tax credits previously offset against such social contribution paid on profits from past export sales. The accumulated amount as of September 30, 2004 is US$ 46.1 million, which is being accrued as a liability until a final decision is reached.

7    Stockholders' equity

Stockholders' equity included in the financial information presented herein differs from that included in the Company's statutory accounting records as a result of differences between the variations in the US dollar exchange rate and in the indexes mandated, in previous years, for indexation of the statutory financial statements, and of adjustments made to reflect the requirements of US GAAP. Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company's statutory accounting records.

At September 30, 2004, the statutory reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 471 million.

BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share ("EPS") as of September 30, 2004 and 2003, as presented in the Company's statement of income, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed below:

Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated and has the right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% higher than dividends paid to common stockholders (the "Dividend Allocation").

Earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock, while maintaining the Dividend Allocation

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED (UNAUDITED)
--------------------------------------------------------------------------------

between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared rateably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Allocation between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

The earnings per share calculations are as follows:

                                                                           NINE-MONTHS PERIOD ENDED SEPTEMBER 30,
                                                            ------------------------------------------------------

                                                                                 2004                        2003
                                                            --------------------------  --------------------------

(unaudited) (unaudited)

Net income                                                                    165,259                     120,020

Less priority Class A preferred stock dividends                                (1,079)                    (1,111)

Less Class B preferred stock and common stock dividends
    up to the Class A preferred stock dividends on a
    per-share basis, while maintaining the
    Dividend Allocation                                                      (26,949)                    (26,295)
                                                            --------------------------  --------------------------

Remaining net income to be equally allocated to
    Class A and Class B preferred stock and
    common stock, while maintaining the
    Dividend Allocation                                                      (137,231)                    (92,614)
                                                            ==========================  ==========================

Weighted average number of shares
    outstanding (thousands)
    Class A preferred                                                          38,086                      40,106
    Class B preferred                                                         537,699                     535,682
    Common                                                                    454,908                     454,908

Basic and diluted earnings per share
    Class A preferred                                                           0.167                       0.121
    Class B preferred                                                           0.167                       0.121
    Common                                                                      0.152                       0.110

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED (UNAUDITED)
--------------------------------------------------------------------------------

8    GEOGRAPHICAL INFORMATION

The Company's exports from Brazil, classified by geographic destination, are as follows:


                                                 THREE-MONTH PERIOD                            NINE-MONTH PERIOD
                                                ENDED SEPTEMBER 30,                          ENDED SEPTEMBER 30,
                                 2004                  2003                           2004                  2003
                          --------------------  --------------------   --------------------  --------------------
                              (Unaudited)            (Unaudited)                (Unaudited)            (Unaudited)

North America                         127,433               102,939                313,044               288,243
Europe                                131,359               113,765                390,807               286,635
Asia                                   61,912                71,744                187,798               156,564
Other                                   2,651                 7,702                 16,523                10,994
                          --------------------  --------------------   --------------------  --------------------
Total                                 323,355               296,150                908,172               742,436


Sales to two unaffiliated customer represented 41.8 % of net sales in 2004. In 2003, two clients represented 43.4 % of net sales. No other individual customers represented more than 10% of net sales.


                                     * * *